UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DA32 Life Science Tech Acquisition Corp.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

23312M 106

(CUSIP Number)

Steve Kafka

DA32 Life Science Tech Acquisition Corp.

345 Park Avenue, 12th Floor

New York, NY 10010

(212) 551-1600

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS Section 32 Fund 3, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,315,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,315,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,315,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.1%(3)
14.	TYPE OF REPORTING PERSON OO

(1)

The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-257679) (the “Registration Statement”), (ii) 650,000 shares of Class A Common Stock purchased by DA32 Sponsor LLC (the “Sponsor”) in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor and (iii) 200,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement owned by Section 32 Fund 3, LP (“S32 Fund”).

(2)

The Sponsor is the record holder of the 4,465,000 shares of Class B Common Stock and the private placement Class A Common Stock reported herein. S32 Fund is the record holder of the 200,000 shares of Class B Common Stock reported herein. As one of three managing members of the Sponsor, S32 Fund may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of S32 Fund, Section 32 GP 3, LLC (“S32 GP”) may be deemed to beneficially own the securities owned directly by the Sponsor and S32 Fund. As the sole Managing Member of S32 GP, William J. Maris may be deemed to beneficially own securities owned directly by the Sponsor and S32 Fund. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS Section 32 GP 3, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,315,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,315,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,315,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.1%(3)
14.	TYPE OF REPORTING PERSON OO

(1)

The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor and (iii) 200,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement owned by S32 Fund.

(2)

The Sponsor is the record holder of the 4,465,000 shares of Class B Common Stock and the private placement Class A Common Stock reported herein. S32 Fund is the record holder of the 200,000 shares of Class B Common Stock reported herein. As one of three managing members of the Sponsor, S32 Fund may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of S32 Fund, Section 32 GP 3, LLC (“S32 GP”) may be deemed to beneficially own the securities owned directly by the Sponsor and S32 Fund. As the sole Managing Member of S32 GP, William J. Maris may be deemed to beneficially own securities owned directly by the Sponsor and S32 Fund. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

CUSIP No. 23312M 106

1	NAME OF REPORTING PERSONS William J. Maris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,315,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,315,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,315,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.1%(3)
14.	TYPE OF REPORTING PERSON IN

(1)

The reported shares include (i) 4,465,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement, (ii) 650,000 shares of Class A Common Stock purchased by the Sponsor in a private placement pursuant to the Private Placement Class A Common Stock Purchase Agreement, dated as of July 27, 2021, by and between the Issuer and the Sponsor and (iii) 200,000 shares of Class B Common Stock that are convertible for shares of Class A Common Stock as described under the heading “Description of Securities” in the Issuer’s Registration Statement owned by S32 Fund.

(2)

The Sponsor is the record holder of the 4,465,000 shares of Class B Common Stock and the private placement Class A Common Stock reported herein. S32 Fund is the record holder of the 200,000 shares of Class B Common Stock reported herein. As one of three managing members of the Sponsor, S32 Fund may be deemed to beneficially own the securities owned directly by the Sponsor. As the general partner of S32 Fund, Section 32 GP 3, LLC (“S32 GP”) may be deemed to beneficially own the securities owned directly by the Sponsor and S32 Fund. As the sole Managing Member of S32 GP, William J. Maris may be deemed to beneficially own securities owned directly by the Sponsor and S32 Fund. The Sponsor and other managing members of the Sponsor are separately filing a Schedule 13D with respect to the securities reported herein.

(3)

The percentage reported in this Schedule 13D is based upon 650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock outstanding based upon (A) 20,650,000 shares of Class A Common Stock and 5,000,000 shares of Class B Common Stock as of May 11, 2023 according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 12, 2023, minus (B) 20,000,000 redeemed Public Shares.

END OF COVER PAGES

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of Section 32 Fund 3, LP, Section 32 GP 3, LLC and William J. Maris (each, a “Reporting Person”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons with the Commission on August 9, 2021 (the “Schedule 13D”).

This Amendment is being filed to report:

(i)	the Issuer’s redemption of 100% of the shares of Class A Common Stock issued in the Issuer’s IPO (the “Public Shares”); and

(ii)	the Reporting Persons’ percentage ownership of the Class A Common Stock of the Issuer after the redemption described in clause (i).

On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On July 21, 2023, the Issuer announced that its board of directors had determined to redeem all of its outstanding Public Shares, effective as of July 28, 2023, because the Issuer will not be able to consummate an initial business combination within the time period required by its amended and restated certificate of incorporation.

As of the close of business on July 28, 2023, the Public Shares were deemed cancelled and represented only the rights to receive the per-share redemption price.

The Sponsor intends to effect the dissolution of the Issuer after the Issuer files a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover page to this Amendment is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of the Schedule 13D as amended by this Amendment, the Reporting Person has not engaged in any transaction during the past 60 days involving the common stock of the Issuer.

(d) None.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Items 4 and 5 of the Schedule 13D as amended by this Amendment is hereby incorporated by reference into this Item 6, as applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2023

SECTION 32 FUND 3, LP
By: Section 32 GP 3, LLC, General Partner

By:	/s/ Audrey Bae
Name:	Audrey Bae
Title:	Attorney-in-Fact

SECTION 32 GP 3, LLC

By:	/s/ Audrey Bae
Name:	Audrey Bae
Title:	Attorney-in-Fact

By:	/s/ Audrey Bae
Name:	Audrey Bae, Attorney-in-Fact for William J. Maris